UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

Date of Report November 9, 2007

Commission File No. 0-29004

NOVATEL INC.

1120 - 68th Avenue N.E., Calgary, Alberta, Canada  T2E 8S5
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.Form 20-F  ☒Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):Yes  ☐No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):Yes  ☐No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.Yes  ☐No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-N/A.

EXHIBITS

The following information is furnished to the SEC.

Press release dated November 8, 2007 announcing financial results for the Third Quarter ended September 30, 2007 is attached as Exhibit 1.

The following exhibit is filed as part of this report on Form 6-K:

No.                                Document

(1)  Press release dated November 8, 2007 announcing financial results for the Third Quarter ended September 30, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVATEL INC.

Date: November 9, 2007                                                                    By: /s/          WERNER GARTNER
                    Name:  Werner Gartner
                    Title:    Executive Vice President and
                            Chief Financial Officer